

November 23, 2011

<u>Via Facsimile</u>
Mr. Frederick J. Pucillo, Jr.
Chief Executive Officer
Sungro Minerals, Inc.
111 Airport Rd., Unit 5
Warwick, RI 02889

   Re: Sungro Minerals, Inc.
      Form 10-K for Fiscal Year Ended
      November 30, 2010
      Filed March 15, 2011
      File No. 0-53157

Dear Mr. Pucillo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Ethan Horowitz

          Ethan Horowitz
          Branch Chief